United States securities and exchange commission logo





                              November 24, 2020

       Sharat Sharan
       Chief Executive Officer
       ON24, Inc.
       50 Beale Street, 8th Floor
       San Francisco, CA 94105

                                                        Re: ON24, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
28, 2020
                                                            CIK No. 0001110611

       Dear Mr. Sharan:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Overview, page 1

   1. You disclose that your customers include several of the largest technology companies, banks, healthcare and
manufacturing companies. Please explain whether these customers are representative of
your overall customer base or together represent a material portion of your revenue.
   2. Please disclose the basis for your claim that you are a leading, cloud-based digital platform.
 Sharat Sharan
FirstName
ON24, Inc.LastNameSharat Sharan
Comapany 24,
November   NameON24,
              2020    Inc.
November
Page 2    24, 2020 Page 2
FirstName LastName
Risk Factors
Risks Related to Our Business and Our Industry
Our sales cycle with enterprise customers   , page 20

3. Please disclose the percentage of your business that is with large enterprise customers.
Covenants in our loan agreement   , page 36

4. Please disclose that your credit facility is secured by substantially all of your assets.
Risks Related to Ownership of Our Common Stock
Provisions in our organizational documents   , page 41

5. Please briefly describe the types of situations that would require the approval of 66.7% of the stockholders to amend your bylaws and certificate of incorporation.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 56

6. We note your general disclosures of the social and economic impacts from COVID-19 on page 16. Please expand to discuss the specific COVID-19 impact you have experienced to your results of operations, financial condition and relevant metrics. Refer to CF
         Disclosure Guidance: Topic No. 9 and 9A for additional guidance. Our Go-to-Market Model, page 57

7. Please disclose the number of enterprise and commercial customers for the periods presented.
Key Business Metrics, page 59

8. Your Risk Factor on page 13 indicates that failure to attract new customers or retain, expand the usage of, and upsell your products to existing customers would harm your business and growth prospects. Please tell us what consideration was given to disclosing for the periods presented, the number of new and existing customers or renewal or retention rates. In addition, consider stratifying your customers into those with 2,000 or more employees for each reporting period. Also, consider disclosing the amount of customers with contract terms of one year. To the extent material, please discuss any known trends relating to such metrics. We refer you to Section III.B of SEC Release No.
         33-8350.
Revenue, page 63

9. You disclose that your "Existing customers accounted for approximately 11 percentage points of the increase" in revenue for the year ending December 31, 2019. Please clarify whether this increase is attributable to full year of revenue being included in 2019 or
 Sharat Sharan
ON24, Inc.
November 24, 2020
Page 3
         whether its a result of existing customers increasing the capacity used or adding new products. Revise your disclosures accordingly.
Business
Our Market Opportunity, page 82

10. Please tell us why you believe your calculation of average annual value of the companies in each band is representative of your total addressable market when you disclose that it is based upon the top 25% customers that subscribe to two or more of your products.
Certain Relationships and Related Party Transactions
Consulting Agreement, page 111

11. Please file the consulting agreement with InfoHorizon, LLC as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.
Shares Eligible for Future Sale
Lock-Up Agreements, page 121

12. Please disclose the exceptions to the lock-up agreements. Notes to Consolidated Financial Statements
Costs to Obtain a Contract, page F-15

13. Please clarify whether the renewal commissions are commensurate with the initial commission. In paragraph BC309 of ASU 2014-09, the Boards indicated that amortizing capitalized commissions over a period that is longer than the initial contract term is not appropriate if an entity pays a commission on renewing a contract that is commensurate with the commission paid when obtaining the original contract.
12. Subsequent Events, page F-37

14. Please revise to disclose the date through which you evaluated subsequent events. We refer you to ASC 855-10-50-1(a).
General

15. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNameSharat Sharan
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
Comapany    NameON24,
       present           Inc.
               to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they
November        retainPage
           24, 2020    copies
                           3 of the communications.
FirstName LastName
 Sharat Sharan
FirstName
ON24, Inc.LastNameSharat Sharan
Comapany 24,
November   NameON24,
              2020    Inc.
November
Page 4    24, 2020 Page 4
FirstName LastName
       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Andrew Ledbetter, Esq.